Virtual World Computing, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Virtual World Computing, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 22, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	126,689	408,990
Accounts Receivable	5,056	9,032
Total Current Assets	131,745	418,023
Non-current Assets		
Intangible Assets: Patent, net of Accumulated Amortization	28,241	31,885
Total Non-Current Assets	28,241	31,885
TOTAL ASSETS	159,986	449,908
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	82,456	83,131
Payroll Liabilities	24,854	24,854
Due to Related Party	879,489	273,989
Accrued Interest - Due to Related Party	69,537	46,546
Accrued Interest - Convertible Notes	193,267	86,908
Deferred Revenue	726	904
Total Current Liabilities	1,250,329	516,331
Long-term Liabilities		
Convertible Notes	70,000	70,000
Convertible Notes - Related Party	1,702,650	1,702,650
Total Long-Term Liabilities	1,772,650	1,772,650
TOTAL LIABILITIES	3,022,979	2,288,981
EQUITY		
Member's Capital	9,192,162	9,192,162
Accumulated Deficit	(12,055,155)	(11,031,234)
Total Equity	(2,862,993)	(1,839,073)
TOTAL LIABILITIES AND EQUITY	159,986	449,908

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	5,700	51,887
Cost of Revenue	12,377	31,216
Gross Profit	(6,677)	20,671
Operating Expenses		
Advertising and Marketing	215,303	98,201
General and Administrative	127,782	91,202
Research and Development	477,295	345,159
Product Testing - Related Party	18,870	750
Amortization	3,644	3,644
Total Operating Expenses	842,894	538,957
Operating Income (loss)	(849,570)	(518,286)
Other Expense		
Interest Expense	129,350	79,621
Other	45,000	5,000
Total Other Expense	174,350	84,621
Net Income (loss)	(1,023,920)	(602,907)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,023,920)	(602,907)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	3,644	3,644
Accounts Payable	(674)	(71,490)
Accrued Interest	129,350	79,621
Accounts Receivable	3,976	3,204
Deferred Revenue	(177)	(121)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	136,118	14,858
Net Cash provided by (used in) Operating Activities	(887,802)	(588,049)
INVESTING ACTIVITIES		
Patent	-	(4,648)
Net Cash provided by (used by) Investing Activities	-	(4,648)
FINANCING ACTIVITIES		
Member's Capital		
Due to Related Party	605,500	794,050
Convertible Notes	-	200,000
Net Cash provided by (used in) Financing Activities	605,500	994,050
Cash at the beginning of period	408,990	7,637
Net Cash increase (decrease) for period	(282,302)	401,354
Cash at end of period	126,689	408,990

Statement of Changes in Member Equity

	Common Units	Preferred Units	Member's Capital		
	# of Units	# of Units	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	3,659,074	10,630,984	9,192,162	(10,428,327)	(1,236,165)
Capital Contributions	-	-	-	-	-
Capital Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(602,907)	(602,907)
Ending Balance 12/31/2021	3,659,074	10,630,984	9,192,162	(11,031,234)	(1,839,072)
Capital Contributions	-	-	-	-	-
Capital Distributions	-	-	-		-
Net Income (Loss)	-	-	-	(1,023,920)	(1,023,920)
Prior Period Adjustment	-	-	-		-
Ending Balance 12/31/2022	3,659,074	10,630,984	9,192,162	(12,055,154)	(2,862,993)

Virtual World Computing, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Virtual World Computing, LLC ("the Company") was formed in California on January 22nd, 2008. The Company is an internet browser that provides a free-speech, uncensored browsing experience.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling a subscription service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be on a monthly or annual basis, and revenue is recognized over the life of the subscription as performance obligations are satisfied. As of December 31, 2021 and 2022, the Company had respective deferred revenues of $904 and $726 for prepaid subscriptions where cash was received with remaining performance obligations to be satisfied.

Intangible Assets

The Company's intangible asset consists of patents that are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their life of 15 years. The total ending balance of this asset was $31,885 and $28,241 as of December 31, 2021 and 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Accounts Payable

In 2021 and 2022, the Company had accounts payable with respective ending balances of $83,131 and $82,456 which the Company has not paid off yet subsequent to the date of this financial review. Management expects to pay off this balance with the proceeds from the crowdfunding campaign.

Other Expenses

In 2021 and 2022, the Company made charitable and political contributions in the respective amounts of $5,000 and $45,000.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2008, the Company adopted an Equity Incentive Plan for the purposes of attracting and retaining key personnel. The Company has allocated a total of 1,050,000 Common Units for the granting of options and issuance of units. From 2008 to 2014, the Company issued a total of 532,920 Options with exercise prices varying from $0.17 to $0.33 and vesting commencement dates varying from 2008 to 2014. Of those total options, 34,084 were exercised as of December 31, 2012, and 272,102 had expired or were terminated. In 2021, the Company adopted a new Equity Incentive Plan which increased the total number of Common Units issuable as options to 1,537,265 units. Throughout 2020, 2021, and 2022, the Company has issued an additional 1,061,015 potions with the following vesting schedules: (i) fully vested at grant date, (ii) 25% after one year, followed by 36 equal monthly installments, and (iii) 2 years with 50% vesting at each anniversary of the grant date. No additional options other than the 34,084 Common Units were exercised as of December 31, 2021 and 2022.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible. From 2013 to 2019, the Company issued a total of 1,534,056 Seed 2 Preferred Units under warrant.

The following is an analysis of options to purchase the Company's Common Units issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2021	391,734	$ -	$ -
Granted	248,000	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	639,734	$ -	$ -
Granted	648,015	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2022	1,287,749	$ -	$ -
Options exercisable, December 31, 2022	702,713	$ -	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021		
Granted	248,000	$ -
Vested	248,000	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	-	$ -
Granted	648,015	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	648,015	$ -

The following table summarizes information with respect to outstanding warrants to purchase Common Units of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
$0.95	1,534,056	N/A
	1,534,056	

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Units	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2021	-	-	-	-
Grants	1,534,056	0.95	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	1,534,056	0.95	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	1,534,056	0.95	-	-
Vested and expected to vest at December 31, 2022	1,534,056	0.95	-	-
Exercisable at December 31, 2022	1,534,056	0.95	-	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. Other than the annual California Franchise Tax Board fee of $800, there was no income tax provision for the Company for the periods under review on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Since 2019, the Company's CEO personally paid for some of the Company's operating expenses on an as-needed basis. Any money advanced accrues an interest rate of 6%, carries no security interest, and is due upon demand. The total ending balance of this payable, including principal and accrued interest, was $292,621 and $921,112 as of December 31, 2021 and 2022, respectively.

In 2021 and 2022, the Company owed $27,914 to one of its majority investors who personally paid for an employee's moving expenses. This payable bears no interest rate, no security interest, and is due upon demand. The total ending balance of this payable was $27,914 as of December 31, 2021 and 2022.

In 2021 and 2022, the Company paid the CEO's immediate family member the respective amounts of $750 and $18,870 for quality assurance testing with respect to the Company's new product across various platforms.

Please see "Convertible Notes" disclosure below. A total principal balance of $1,702,650 was from the Company's CEO and one majority investor.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several unsecured convertible promissory note agreements for the purposes of funding its operations. The interest on the notes was 6%. The notes are convertible into Membership Interests in the Company at the lesser of (a) 80% of the price per qualified security sold to investors during a Qualified Financing event which corresponds to a respective Membership Interest, or (b) a price per Membership Interest equal to the quotient determined by dividing $900,000 or $2M by the number of the Company's then fully-diluted outstanding Membership Interests. If the holder does not elect to convert the note following the closing of such Qualified Financing event, or if a Corporate Transaction has yet to occur, then the unpaid principal amount, together with any unpaid accrued interest, shall mature at the earlier of (i) the closing date of said Corporate Transaction, (ii) the closing date of said Qualified Financing event, or (iii) June 2024. In the event of a Corporate Transaction prior to (a) the conversion of a note, and (b) June 2024, the amount due and payable shall be equal to (x) the then-unpaid accrued interest plus (y) 1.5 times the then-outstanding principal amount. Any portion of unpaid principal amount that is converted shall not be repaid as the 1.5 multiplier described earlier. The total ending balance of these convertible notes, including principal and accrued interest, was $1,859,558 and $1,965,917 as of December 31, 2021 and 2022, respectively.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes	1,772,650	6%	2024	-	1,772,650	1,772,650	193,267	-	1,772,650	1,772,650	86,908
Due to Related Party	879,489	6%	N/A	879,489	-	879,489	69,537	273,989	-	273,989	46,546
Total				**879,489**	**1,772,650**	**2,652,139**	**262,804**	**273,989**	**1,772,650**	**2,046,639**	**133,454**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	879,489
2024	1,772,650
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 26,255,712 shares of Common Units with no par value per unit. A total of 3,659,074 units were issued and outstanding as of December 31, 2021 and 2022.

Voting: Holders of Common Units are entitled to one vote per unit.

Distributions: On or before January 15th in each calendar year, the Company shall distribute an amount of cash equal to 45% of Net Income to each member in accordance with the respective Membership Interest. Any remaining (i)

distributable cash from operations or capital transactions, or (ii) allocations of Net Income, Net Loss, or tax items shall be distributed to each Owner and/or Member in accordance with the respective methods and preferences described in the Company's Operating Agreement.

Liquidation: Any distributions in a liquidation of the Company shall be allocated in accordance with each Member's Capital Account.

The Company has authorized 11,034,768 Preferred Units with a price per unit described below. Of those Units, 1,907,879 shall be designated as Seed 1 Preferred Units with a price of $0.76 per Unit, and 9,126,889 shall be designated as Seed 2 Preferred Units with a price of $0.95 per Unit. Any investor subscribing to Seed 2 Preferred Units shall receive a number of Units equal to (i) 20% of the dollar amount invested divided by (ii) $.0.95. A total of 10,630,984 units were issued and outstanding as of December 31, 2021 and 2022.

Voting: Holders of Preferred Units have 1 vote for every Common Unit they could own if converted.

Distributions: The holders of Preferred Units shall be entitled to receive a portion of the 45% of Net Income distribution mentioned above as well as any remaining distributable cash from operations or capital transactions with the respective methods and preferences described in the Company's Operating Agreement.

Conversion: At the option of the holder, Seed 1 Preferred Units shall be convertible into Common Units in an amount determined by dividing the original value of $0.76 per unit by the conversion price of $0.76, which shall be subject to adjustment. The same method of conversion applies to Seed 2 Preferred Units utilizing the original value of $0.96 per unit divided by the conversion price of $0.96, which shall be subject to adjustment. Each Preferred Unit shall automatically convert at the then applicable and corresponding conversion price in the event of (i) an affirmative vote of the majority holders of outstanding Preferred Units, (ii) immediately prior to the closing of a Qualified IPO, which entails (a) at least $25M in gross proceeds, and (b) the sale of shares of common equity at a price equal to 5x the original purchase price of Preferred Units, or (iii) the full payment to each holder of outstanding Preferred Units equal to the original purchase price attributable to the Preferred Units held by such members.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, Preferred Members are entitled to receive prior to, and in preference to, any distribution to the holders of Common Units.

Conversion to Corporation

The Company shall convert into a corporation that is taxed as a C Corporation for federal income tax purposes upon the approval of the Board of Managers. Upon such conversation, (i) the outstanding Common Units shall be converted into shares of Common Stock with identical rights, preferences, and privileges as Common Units, (ii) the outstanding Seed 1 and Seed 2 Preferred Units shall be converted into the respective shares of Seed 1 and Seed 2 Preferred Stock with the corresponding rights, preferences, and privileges that are identical to the prior Preferred Units, (iii) any remaining equity securities shall convert into the corresponding class of equity securities, and (iv) any outstanding options, warrants, and other securities convertible into a certain class of equity securities shall become exercisable or exchangeable into the corresponding class of equity securities having identical rights, preferences, and privileges.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 22, 2023, the date these financial statements were available to be issued.

In 2023, the CEO continued to personally fund the Company's operating activities with total advances amounting to $349,000. This amount bears an interest rate of 6%, no security interest, and is due upon demand.

In 2023, the Company collected a total of $95,036 from its crowdfunding campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses. Furthermore, the Company has experienced both negative working capital and negative cash flows from operating activities. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Business Model Risk

Business model risk arises when a company undergoes a significant change in its core revenue-generating activity or product offering. It represents the uncertainty and potential challenges associated with successfully executing the transition and generating sustainable revenue from the new business direction. In 2021, the Company's main revenue-generating activity was the sale of geolocation data obtained from its mobile application's end-users. The customer received money simply by utilizing the application while in transit. In early 2022, the Company shifted focus away from its geolocation data product to its current pre-revenue offering: an internet browser that provides a free-speech, uncensored browsing experience. As a result, revenues have decreased from 2021 to 2022 by 89%, or $46,187.